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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

November 13, 2020

Dear Sir/ Madam,

Sub: Transcript of the Analyst/Investor Meeting held on November 11, 2020

We hereby enclose the transcripts of the Analyst/Investor Meeting held on November 11, 2020, for your information and records.

This information will also be hosted on the Company's website, at www.infosys.com.

This is for your information and records.

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Analyst Meet 2020

November 11, 2020

CHAIRMAN ADDRESS: TECHNOLOGY TRENDS IN THE COVID WORLD

Nandan M. Nilekani
Chairman of the Board

PARTICIPANTS

Ankur Rudra
JP Morgan

Kunal Tayal
BofA

Kawaljeet Saluja
Kotak

Diviya Nagarajan
UBS

Nandan M. Nilekani

Thank you Kavea. It is really wonderful to be talking to all of you through this virtual analyst conference. Today, I will talk about technology trends and impact of COVID.

Now just to put it in a historical context, I think up till about 2007, our technology leadership essentially came from the enterprises and not so much from consumers. But with the launch of the iPhone in 2007, followed a year later by android, the leadership of technology innovation moved to the consumer space and people started using it. Of course, with the rapid growth of smartphones, billions of smartphones and so on, led people getting their experience of technology from using this very user-friendly devices, just tapping and getting things done. So the first impact of that on the enterprise was the consumerization of user experience, because people who were using business apps found that they were very clunky, unimaginative and difficult to use, whereas they were used to this very super friendly intuitive apps on their phones. So, the first wave of the impact of the consumers on the enterprise was consumerization of apps and building new kinds of applications which were far more intuitive, user-friendly, design first and all. So, the first trend essentially was this consumerization of the user experience.

The second thing that happened was, as the smartphones took off, we finally entered arenas which had billion user platforms. People like Google and Facebook and Alibaba and all have billion user platforms be it WhatsApp, be it Chrome or android, search or whatever. This required two things. One it required people to really have very highly scalable system which were very low cost and the driver for that led to the rise of open source. Open source was already there, thanks to Linux and so on, but there was a big acceleration of open source because of the rise of the consumer internet. These companies also put many of these open source products into the public domain from their own R&D. So, many of the open source things like Hadoop, Bird and so on have actually come out of the labs of the internet companies and have been put out as open source for use. Enterprises began to realize that these open source products were highly scalable, they were cheaper to operate and therefore the second trend which happened was the adoption of open source technology in the enterprise.

The third thing which happened was as these internet giants built their capability, they realized that they could offer Computing as a Service and that's what led to the rise of the cloud. It began with Amazon again around 2006 or so followed by Microsoft Azure and followed by Google. Today that is one of the biggest trends in the world which is moving away from having in-premise computing to using the public cloud as far as possible. The initial users of the cloud were the consumer giants themselves for their own usage and then we had a class of digital first companies coming up, whether it was Netflix or Dropbox, all these companies which began natively on the cloud. And then the last two to three years, it is the enterprises adopting the cloud as regulators and other people began to become more comfortable with the use of the cloud and therefore what we are seeing now is the huge rise of cloud migration.

The fourth issue was the whole data which came out. As you had billions of consumers and you had their interaction and telemetry at every point, data became a big thing and so the rise of the big data application and particularly the rise of AI. And AI took a big leap forward with what is called as deep learning, which came about in 2012 or so, and deep learning was able to dramatically improve the accuracy of AI. Object recognition was a good example that went from very high error rate to an error rate less than human being and we are seeing that across the board. Again, these AI tools, a lot of them were in open source and enterprises started saying if you can have AI for the consumers, can you not have AI for the enterprise? So that was another trend which came out of the consumer world.

And then, as these systems became more exposed on the public internet, cyber security became a big issue. The systems being very valuable, people could either attack them for competitive reasons or for ransom or in many cases cyberattack became a part of the state sponsored attack. The first cyberattack was in Estonia in 2007 and since then we have seen cyberattacks around the world. Therefore, as systems and applications had to become more opened up to the outside world, cybersecurity started becoming very important and businesses began to realize that unless they make the systems secure, they would be very, very vulnerable to these attacks or to ransoms and that had become a big issue for everyone.

Then we had the rise of the platforms. I think what people saw when they saw the rise of Amazon and Facebook and Google, was how well they had used platform thinking and classical enterprises started saying why cannot we also build digital platforms. A lot of the companies think about platforms.

And finally, as incumbent companies began to realize that technology was changing things so much, they realized that the legacy systems were very monolithic, very in-flexible, required huge amount of support and took several months to bring changes. So, modernization of these legacy applications using the brand new concepts of agility, micro services, open source, user experience became very important.

So these are the seven trends that began approximately in 2006-2007 and last two to three years have taken the enterprise world by storm and led to the whole digital revolution as we call all of them collectively. Now these trends existed before COVID. It is not that COVID created these trends, but COVID for one, accelerated these trends because companies had no other way to function and they had to go digital, offer online services, whether it is e-commerce or whether it was food delivery or groceries or retails or health or education. Suddenly we saw an acceleration of digitization, and stuff that would have taken several years, were compressed into several months.

However, another important implication of COVID which companies began to realize is that unless they were digitally agile and unless they were state of the art, actually their business was at risk. So the realization that this digital is so important was accentuated and accelerated by the pandemic in the boards of corporations around the world. We saw that in every sector. If we look at retail, we have seen the largest number of bankruptcies of retailers who are essentially physical operaters, but many large retailers who because had a very good e-commerce capability, because they could do delivery to the home, because they could do pickup at the shop or pickup on the curb side did very well. Therefore the lesson became very clear to boards around the world that digital was not just an afterthought, it was not just nice thing to have, it was fundamental and critical to the business of the future and I think that is the big impact of COVID that we have. People are woken up to the fact that if they have to have a future in any business, whether it is telecommunication, retail, financial services you name it, every business is facing the challenge and I think that is the big change that COVID has brought.

Now this change is obvious to everyone, but a lot depends on how companies who provide services in this business adapt, and there I think I want to congratulate our management team led by Salil, who in the last three years has done a dramatic reinvention of Infosys. It was not done with COVID in mind, it was not done with the assumption that something would happen, but it was done to prepare Infosys for the future. Infosys was very fortunate that when the unfortunate event of COVID happened, it was very well prepared to deal with this calamity. Whether it was working from home, whether it was new services that Infosys had introduced, which are more relevant digital services, whether it was galvanizing the sales engine, whether it was investing in learning and making sure that people have the latest skills, whether it was creating employee engagement, whether it was making Infosys agile and many other things that our management team took up. These are not small superficial reforms, these are root and branch reforms that went to the

hardware of the company and prepared it for the future. These are the reforms that were set up by excellent management team under Salil and as part of their first strategy, which you heard of in April, May of 2018 and executing on that strategy, galvanizing sales, creating a sense of alignment and purpose and that is what is really has been the heart of what is happening again. I think the Board has fully endorsed the strategy, fully endorsed the management, backed it 100% and we will provide that backing. We want to have stability, we want to have coherence, we want to have strategic alignment, we want to have a highly motivated team; and I believe all those things are in place and I think the results have started to speak for themselves.

So to summarize:

Technology trends have been allowed because of a transfer of ideas from the consumer space to the enterprise space.

We involved in the last 13 years in seven different areas whether it was cloud or open source or consumerization or data and AI.

COVID not only accelerated this implementation, but COVID also made it clear that becoming digital was an existential choice for large businesses.

And, Infosys's investment in the last three years in getting ready for the future came in very handy when this outsized calamity stuck the world.

So that is in a nutshell of where we are. I will now stop and take questions from all of you. Over to you Kavea!

Kavea Chavali

Thank you so much for setting the tone for the rest of the event and most importantly we managed to gather some very interesting insights in terms of the trends or for that matter how that pandemic made other consumers, or the enterprises view that digital activation. Let us quickly now deep dive into the questions as well. We managed to receive some questions beforehand as well Nandan, so let me quickly share that with you.

The first question in fact is a common one that we received from Ankur Rudra from JP Morgan and Kunal Tayal from Bank of America. The question is, what are your next focus areas for the company, including management stability and strategy continuity. Do you think your work on overseeing strategic changes, leadership and board reconstitution process is largely done?

Nandan M. Nilekani

While I say that the board reconstitution is done, we have excellent and stable management team in place and I think that is very well done; the board continues to be reconstituted and we will see how that develops. On the strategic side, I believe that the first set of strategic choices have been made and implemented, but as we look at the pandemic and as we look at the future, I think there is going to be a massive shift in the way the world is going to implement technology, and therefore, I think, the strategic transformation is still to be completed. And as I said before, I will stay as long as I require to complete my job.

Kavea Chavali

Thank you Nandan for answering that question.

The next question is from Kawaljeet Saluja from Kotak Securities and very interesting question there. What are the new set of competition that IT companies need to keep a close eye on? And every crisis creates a shakeout, but it seems that COVID has not caused a new trend, but only accelerated the earlier trends, so what is your view on this?

Nandan M. Nilekani

I will tell you my thoughts. Not only COVID accelerated the trend, that is correct, none of the trends are new, they are all existing. It also fundamentally brought to the leadership of the world's top companies how critical digital was. I think that is an important lesson for everyone and that lesson has raised a profile of digital transformation in every boardroom and that is what I think is the bigger difference not just acceleration but a mindset change.

Also I think when we look at the landscape, we have a set of traditional competitors. But clearly we are going to see new players and we have the public scalers under the clouds who are very great partner for us, but also over time would like to have a larger part of the IT spend. But this game has always been about partners, being competitors, being collaborators – that is the way the game is played. So I do believe that we will have a new kind of marketplace of competitive scenario, but I am very confident that systems integrator like Infosys, which is able to orchestrate many diverse technologies, many diverse approaches, ultimately to bring business value to the world's great companies, this need is really more than ever before.

Kavea Chavali

Our next question again from Mr. Ankur Rudra from JP Morgan and the question is how do you see the impact on the opportunity for IT services firm and Infosys on a structural basis from the acceleration of digital, cloud, AI and the move towards cloud based platforms? Would this make everything more efficient and shrink the opportunities for the bespoke services as we move away from legacy?

Nandan M. Nilekani

It is really about what happens in our business, that at every point we bring a new level of attraction into our business and the value migrates above that level. Computer began without an assembler and then assembler was abstracted to write in PL1 or Cobalt or whatever. So, cloud has one more abstraction and which hides a lot of complexities, which allowed you to be highly scalable, you can go up and down and so on. But it does not change the need for formulating business strategic opportunities, which leverage that. That will never go away and building that and helping companies migrate from where they are to where we want to be and I think later on we will hear about Vanguard and all that. They are all examples of the challenges that companies are facing. They have these legacy systems built 40 years back on Cobalt and TIPS and DMS and IMS and all that, and they all have to go into the new world and they have to be done without impacting upon customer service. So, this transformation of companies from the old to the new is a very sophisticated exercise and cannot be abstracted easily and that is the place where I think companies like Infosys can play.

Kavea Chavali

Nandan we have one more question coming in from Diviya from UBS, and I think it goes back to the answer that you just shared. Could you explain what you meant by the strategic shift not yet been complete, so what is pending?

Nandan M. Nilekani

First, execution is pending, and execution is a big thing. The articulation of the strategy I think we are all clear about that. Execution is pending, because we are in the middle of a journey. If you believe, we are in the very early days of the cloud – in the next four to five years every major company is going to migrate most of its applications to the cloud. So that is a big thing. Second thing is the whole AI journey has just started. Today I think Infosys announced applied AI platform and the way to think of use of it is not applying AI to existing processes. It is about designing digital first, AI first processes and then amplify that with human judgement. That is a whole new thing, early days of that and that is going to be a huge trend. Also, the business model is changing, the way companies will spend on technology is changing, they are buying hardware and they are buying capacity. So, we are all in very early days and lot to be done strategically and execution to make it happen.

Kavea Chavali

Thank you very much Nandan. With that we come to the end of the Q&A round as well with you. Thank you so much for sharing your thoughts with the attendees.

Nandan M. Nilekani

Thank you. It was a great pleasure to be and I wish them all the best.

Analyst Meet 2020

November 11, 2020

CONSISTENT STRATEGY, DISCIPLINED EXECUTION

Salil Parekh
Chief Executive Officer & Managing Director

Good afternoon, and good evening to everyone who have joined us. Thank you very much for joining us for this financial analyst session from Infosys.

You've just heard from Nandan, and you've got a good sense of really the vision across the technology landscape, and indeed, our own vision where Infosys is. Over the next few minutes, I want to share with you a strategic approach, and the method we've put in place to execute that strategic approach, and share with you what we see as we look out over the next few years. What we've really done in the last few years is put together a consistent strategy and have a very disciplined approach to execution.

The first point really that I want to cover is how are clients looking at the situation today. Here, one of the key things we're seeing is, most large enterprises are driving their own digital transformation journeys. In fact, during the last six months, those enterprises that have been already in the digital framework, who put in place the infrastructure, are benefiting massively from how they're connecting with their end-customers, with their suppliers, and with their employees. The technology investments that are being used for digital are really helping them drive growth and gaining much more market reach in their businesses. We are seeing cost efficiency is still very critical, and it remains a big driver for all businesses. And finally, there's an increased focus on consolidation, where many large enterprises are looking to consolidate, especially with vendors that are strong, that have delivered well in the past six months and have a strong history over the past several years of consistent delivery and supporting the clients.

With that in mind, and keeping together what our strategic blueprint is – we've been consistent with this blueprint over the past three years – and there are four key elements of that blueprint. The first – we are scaling our digital capabilities, and I'll come to that in a couple of minutes as to what that really represents. Second – we have an extreme focus to deepen the automation area and support it with artificial intelligence, improving everything in the core technologies of our clients, and within our portfolio. The third – an extreme focus on reskilling employees, and you'll hear a little bit later in the session from Pravin on what we're doing in that space. And finally – a lot more focus on localization. Again, you will hear a little bit later in the session, how we are driving localization, by expanding in Europe in the US, in Australia.

Now in scaling digital capabilities, we've kept five areas in the forefront from the very beginning. And we see immense traction, for example, in the cloud space, whether it is a public cloud, private cloud, hybrid cloud, the software-as-a-service players, or the platform-as-a-service players. We have a tremendous ecosystem there, and that's

working. Also in data, in IoT, in cybersecurity, and then in the whole area of experience – how does human experience, intuitive experience work as clients are dealing with technologies. In cloud, we've really made an extreme push. And you might have seen a few weeks ago, we launched our own brand called Infosys Cobalt, which combines all of our cloud capabilities, platforms, solutions, offerings. The idea for Cobalt is to help our clients go faster in their cloud journey, and to do it with less risk because we have a lot of things that have been tried and tested. Today, we already have 200 industry solutions, and 15,000 Cloud assets that form a part of Cobalt. And again, you'll hear a little bit more detail on this when Ravi shares his updates.

We have essentially four growth drivers that are helping us as we look at the business in the past three years and as we look at the business going ahead. The first is digital. Everything is shifting to digital today. Our business – almost half – 47% of our business is digital. It was growing at 25% in the last quarter. Second is large deals. Our momentum is very strong. Last quarter, we had the largest large deal value of over $3 billion. You'll hear a little bit more about this when Mohit shares our sales acceleration approach. The next is account expansion. This is something that we work on extensively within the company. We don't talk a lot about the specifics outside. It's a focused plan to work with our existing clients, and work with what they want to do next, what is relevant for them, and how we can help them in navigating the next by then becoming deeper in the relationship with those clients. And we have some statistics where our accounts greater than hundred million dollars have steadily expanded because of this attention to our clients. And finally, there's also attention to new accounts, or working with new clients. And those are percentages and statistics we're tracking internally and driving to an expansion. Those four areas become the real growth drivers for what we see going ahead.

And then there are several margin drivers. A little bit detail of this will come when Nilanjan shares with you his updates. But at a high level, we focus on the mix – onsite offshore, we look at the pyramid, we look at automation, we look at our sub-contractors – how they should be handled, and we look at what's the best value we can derive from the digital work that we are doing for our clients. Now to be clear, all of the investment phase that we have is well behind us. We are today in a phase where all new investments are funded from the P&L. And we believe many of these strategic margin drivers will support us as we look to maintain a margin and as an ambition to expand our margin in the coming quarters and years.

We are extremely focused on employee well-being. You'll hear a little bit more on this from Pravin. But there are several elements where we engage, where we enable our employees, where we reward our employees. And those targeted interventions and focus areas over the last few quarters have resulted in attrition being extremely low, the last quarter was 7.8%. And we believe attrition will be in good shape as we go ahead, and we come out of this COVID environment.

We're also extremely focused on discipline in our operating approach. We look at all our businesses and the unit performance, we focus on things which are not working to try to address them and solve them. A delivery excellence is really the cornerstone of everything at Infosys, and there's a continuous attention to how deliveries are progressing across all of our clients. A focus on cost discipline – an ongoing cost program, both strategic cost areas and one-time cost areas – you'll hear a little bit more about this from Nilanjan. And a focus on cash collection, where you've seen improvement in the way that we've collected

cash in our DSO numbers; and therefore what we will be able to return as cash to shareholders as we go ahead with our improved capital allocation policies.

And finally, our leadership team, I believe, is working extremely well. It's been stable for the last three years, the team is working collaboratively. In fact, through this COVID time, of course, we've not been able to travel, but we are connected with each other on daily, weekly, once-in-two weeks, once-in-a-month calls, video sessions, where we're making sure that we are cohesive and we have a common focus in how we’re serving our clients and how we are focusing to improve all aspects within the company.

So in conclusion, I think we've had a successful journey over the past three years, not just for client relevance, but for growth, for margin for attrition, for cash return, for earnings, and of course, for shareholder value creation. We believe we are the only large IT services company which has year-on-year growth in Q1 and in Q2. We also have a growth guidance for the full year. And we believe we are gaining market share, which is really helping us to further consolidate the position we have from over the years. We made a strategic investment in the growth drivers that I referenced, for example, the investments in digital, in automation, and so on. We’ve also got a clear set of margin drivers which are in place and which we’re strategically executing on, which I believe will help us sustain and over time, in the medium term, expand our margins. With all of that, I believe we are well-positioned to continue our growth and continue our margin trajectory as we come out of COVID. You saw as we finished last financial year, we grew at 9.8%, the year before that at 9%, and even in this COVID time, we're still growing – last quarter at 2.2%. With this, we believe as we come out of the crisis, we will be back to the momentum we were at before. All of our investments are really making us more and more relevant for clients. And we feel confident given the market dynamics and the way we have positioned ourselves to continue in that journey.

With that, thank you and thanks again for joining us. We of course have several more sessions. Following this will be Pravin. Thank you.

Analyst Meet 2020

November 11, 2020

TOWARDS GREATER OPERATIONAL RESILIENCE

Pravin Rao
Chief Operating Officer and Whole-time Director

Hello, good day to everyone. Hope you're all doing good, safe and healthy.

We are very proud of the speed and agility with which we responded to the pandemic, ensuring business continuity for our clients without compromising on safety and security of our employees. This has been very well appreciated by all the stakeholders. In my presentation, I'll be talking about various steps taken in this regard, and continuing efforts to build on the same.

This is the standard safe harbor clause.

Having addressed the immediate priorities of the pandemic, our focus is now on embedding resilience in every aspect of our operations, to deal with the post-COVID world. This includes remote and hybrid working models, driving productivity improvements, focus on employee engagement and well-being, enhancing capability build, de-risking through localization.

Today, 99% of our 240,000+ workforce are working from home globally. Percentages vary across geos. In continental Europe, we have seen a gradual return to office, with about 10% of people working out of offices. We are seeing similar trends in New Zealand, Middle East and parts of Asia. In China, on the other hand, we have had over 92% working from office. In India, in May, when the lockdown was partially lifted, we had up to 5% of the workforce coming back to office. However, after a couple of months, with increasing number of cases, majority of those switched to work from home. Likewise, with parts of Europe now facing second wave, we are seeing some movements back to work from home. We've been able to switch between work from home and work from office seamlessly without any loss of productivity, while ensuring that planned deliverables were met.

With over 90% work from home, the risk due to cyber-attack has dramatically increased as home offices rarely have the same firewalls, network-based intrusion detection and other defenses integral to office spaces. Hackers are exploiting the situation with increased phishing attacks. We have invested significantly to strengthen our cybersecurity infrastructure. These include secure VPN, 100% multi-factor authentication, endpoint controls, encryption, minimizing USB and admin access, strengthening our SOC teams, 24/7 monitoring with visibility and control over the entire IT infrastructure, including server networks and endpoints. We have also done tabletop simulations and implemented load proxy for internet access from home and cloud security controls to secure all Infosys cloud

workloads. We have also invested in threat intelligent platforms, advanced threat protection and data leak prevention tools. Real-time detection of vulnerabilities and automatic patch management as well as automatic configuration compliance is in place. Security awareness campaigns on risk, the company's privacy and security policies and best practices to avoid falling prey to phishing attacks have been implemented. All these without compromising on user experience or productivity.

Given how far we have moved into digital spaces, it is hard to imagine people will return fully to brick-and-mortar alternatives. We have also seen remote working does not necessarily hit productivity levels and at the same time, help deliver added benefits, such as reducing travel hours, business expenses and carbon footprint. As such, companies will look at embracing this hybrid model going forward. Future will be a hybrid model, with people having flexibility to work from home and work from office and switch between the two in a seamless manner. Today, they are technologically enabled to transition between any of the nodes on the screen. However, there are benefits to work from office, including building social capital, etc. My guess is that the post-COVID world will mostly operate between hybrid remote and remote-first nodes, deriving benefits of both work from home and work from office.

For our employees working in office, we have ensured a safe working environment through temperature checks, self-declaration, usage of masks, frequent sanitation of workplace and practicing social distancing during commute, in workplace, as well as in common areas. We also have well defined SOPs to deal with any positive cases. We have used technology like AI, Edge, IoT, etc. to enable safety at a workplace, and the same is now being offered to our clients as "Infosys Return to Workplace Solution", in a platform-as-a-service model. We are moving away from conventional workplace management, to one with hoteling or hot-desk features. Instead of dedicated seats, employees will have the ability to work from any location in the office by reserving space through a mobile app and enabled through new connectivity models. They've also introduced safe huddle spaces in each of our locations in India. These are meeting spaces with connectivity for limited set of people to meet in a safe and secure environment. These collaboration spaces can be pre-booked, and can be used for activities ranging from brainstorming, project meetings, other project activities, onboarding new people, as well as team building.

Overall, both our quality and productivity have sustained or improved in work from home. We have been able to meet all our service levels and have not had any client escalations in this regard. While a vast majority of projects have sustained productivity levels, we have also seen a good percentage of projects improve on them as well. Agile projects lend themselves well to work from home, and we are reaping the benefits of accelerated agile adoption in the past 24 months.

We have done detailed analysis of over 2,500+ projects on what is enabling or hurting productivity in the remote world. In the work-from-home world, two things clearly help in productivity. Number one, lack of commute time and number two, flexibility teams display to organize their times. Teams have reorganized their workday to maximize the overlap between client and onsite teams and offshore teams and eliminate wait times for decisions and clarifications. Some of the inhibitors to productivity include starting new projects remotely, or onboarding new people in project teams, as it takes longer to get them to bond, create social capital and get used to ways of working remotely. We have also seen lower productivity in some of the support projects due to reduced number of tickets.

We have created comprehensive playbooks for each type of work we do, which guide teams on how to adapt to new ways of working, tools to use, people practices, and so on, in order to maximize productivity. These playbooks are constantly enhanced based on learning from all the projects. We have also invested in collaboration tools, and in Meridian, our homegrown digital workplace platform.

Along with the support measures extended to every COVID-diagnosed employee and family, we have also launched multiple employee wellness measures. Given the unique situation, we have gone the extra mile in employee engagement with specific focus on health and wellness. In the past six months, we have had over 200+ interventions around physical and emotional wellness, including podcasts, awareness campaigns, yoga and meditation sessions, leisure activities, external talks, counselling support and so on. We have involved families as well.

Our focus on reskilling continues. It's one of the four pillars of our “Navigate Your Next” strategy, and one of the critical success factors in the huge growth of our digital revenues. Over 80% of our digital needs have been fulfilled either through internal reskilling efforts, or through hiring adjacent skills, and then training them on digital.

Our investment in digital-first, cloud-native, anytime-anywhere learning platform, Lex, has paid dividends. Over 90% of Infoscions use Lex. The platform houses over 1,200 structured courses, and 270,000+ artifacts. On any working day, over 19,000 unique learners spend an average 40 minutes on Lex. Our client-facing learning platform, Wingspan, is being leveraged by over 30+ clients.

InfyTQ has gained a significant foothold. It's a free platform open to all engineering students in their third and fourth year across India, offering the best learning and engagement experience and helping them become industry ready. InfyTQ certification assessment for the graduating class of 2021 was conducted recently, and this witnessed over 1.57 lakh students appearing for the same.

Our strategy to build digital readiness over that individual and enterprise level is through focused and purposeful learning. This is driven through three principles. The WHY – designing a learning model that is purposeful, engaging and motivating enough for individuals to take charge of their development and move forward. The WHAT – focusing on a comprehensive skill starter that is relevant today and for the future, a combination of technical, functional and cognitive skills that build a digital-first mindset for business. And finally, The HOW – Infosys' learning approach is a learn-by-doing method that also gauges effectiveness of learning. And through this approach, we ensure that learners are gradually guided from conceptual knowledge to impact and eventually creating value for clients and businesses alike.

We continue to see challenges to mobility of talent. New proposed immigration regulations in USA could impact onsite wage costs, granting of visas, tenure of visas, and overall costs of compliance. Our localization program across USA, Europe and Australia, launched three years ago, mitigates many of these. Today, we have eight innovation hubs across US and EU. Nine global Digital Studios, including a 5G lab in Melbourne, and seven global cyber defense centers. We are close to 63% visa-independent in the US and over 50% in Europe and ANZ.

We have been intensely focused on creating jobs in the US for the past three years. And our new commitment to hire 12,000 American workers by 2022 to expand on the previous initiative. Through our academia partnerships with Purdue, Trinity, RISD, and eCornell, we have trained a large number of employees as well. We will also leverage the training and reskilling programs that we have built with partners. We recently launched reskill and restart platform, which will play a crucial role in hiring local talent. We will bring a specific focus on building pathways for those that have been impacted by the economic downturn and look forward to bringing on board individuals without traditional four-year degrees. We will also expand our presence in nearshore locations like Mexico and Canada.

The outcome of our efforts are clearly visible. We have had a stable operational performance in spite of the pandemic. This has contributed to an industry-leading performance this year.

We have made excellent progress in the past six months and rated as leaders in many of the industry analyst ratings across multiple dimensions. These are ratings from Gartner, Forrester, NelsonHall, IDC, HFS etc. We have been ranked No. 2 in the overall leadership ratings, and No. 3 in digital leadership ratings. This is a clear reflection of the significant efforts that have been put in towards capability building and value delivery.

We have received very positive feedback from our clients and analysts on resilience demonstrated during the pandemic, and of course, our performance. Sharing a few of the accolades. In addition, that result from our recently-concluded client feedback survey has also been very positive. This is conducted annually by an independent agency. We had the highest ever ratings on overall experience since the survey started about 15 years back. We saw significant improvement in ratings across several dimensions.

That's all for now. Look forward to engaging with you during the Q&A session. Thank you.

Analyst Meet 2020

November 11, 2020

CLOUD – INFOSYS COBALT

Ravi Kumar S.
President and Deputy Chief Operating Officer

Thank you, Kavea. The next session is about Infosys Cobalt, the cloud services brand of Infosys; we've launched it a couple of weeks ago.

Last year, during the financial analyst conference in November, we've spoken about the cloud, the potential of the cloud, and over the last one year, we've evolved this into a services brand. We are the first service provider in the market to actually launch a services brand of the cloud, Infosys Cobalt. So, let me talk to you in the next 15 minutes about what this is all about. And hopefully, at the end, we get some time for some videos of some of our clients.

So, let me just start with a little bit of context about the Agile Digital narrative of Infosys. Over the last few years, we've had a significant growth in digital services. 47% of our business today actually comes from Infosys Digital. It kind of pivots around the five pillars of the Digital Pentagon we spoke about. The Digital Pentagon is a manifestation of the digital services our clients are consuming. The cloud, in many ways, is a part of every axis of the Pentagon. I actually call it a 'general purpose technology'. The cloud is a general purpose technology. What I mean by a general purpose technology is that it has three attributes. It's very pervasive, it improves over time, and it spawns downstream innovation. The cloud, in many ways, ticks all three boxes. And we see it as one of those transformational pillars in digital journeys. 50% of the spend of large enterprises actually comes from the cloud. A trillion dollars is going to be spent on digital journeys in the next two to three years. And in some ways, this has got accelerated with the current health crisis, of which half of it, $500 billion of it, actually comes from the cloud.

So, why is it that the cloud is such an important foundational pillar in digital journeys? I just want to set a little bit of context around it. Between 2007 to 2017, we call it the consumer era, and we saw a proliferation of platforms – mega platforms – which were riding on the massive capital outlays in telecom infrastructure. These platforms were consumer-centric, and they were global in nature. What happened to companies like Amazon, Facebook, Google, Microsoft, and a variety of them, in fact, all the assets of Alphabet, a variety of them, is they built massive infrastructure, massive data center infrastructure, on compute, on storage, on routers, on security. And they kind of created these mega platforms for consumption. In the process, these firms also created automated operations. And, the capital expenditures spent by these firms were so much that they started to lend this infrastructure to large enterprises. Just to give you an order of magnitude, $75 billion in the last two years has been spent between Microsoft, Amazon, and Google. This $75 billion, in some ways, is a reflection of the amount of data center infrastructure, which has

been built by these firms. As this infrastructure was available to large enterprises, and automated operations of these platforms were available for large enterprises, there was an opportunity to create an over-the-top layer as much as these firms created an over-the-top layer on telecom infrastructure. That over-the-top layer now leads to new services and new products – new services from companies like Infosys, new products from new-age cloud companies like Snowflake, if I have to take an example. That is the opportunity we are all talking about. New-age services orchestrated over the top on hyperscalers, and private cloud platforms. And we could potentially reimagine an enterprise and create, in some ways, in network effect, as I call it.

A network effect of the cloud is reimagining process, reimagining data, reimagining content and in many ways, reimagining an enterprise. To me, this is an inflection point, an inflection point to re-engineer an enterprise. Thirty years ago, a re-engineering era started when enterprise software was, was adopted by large enterprises. Now, reimagining the enterprise, in some ways, is non-linear as well. As I've said, cloud is a general purpose technology, it has non-linear impact. You could leverage the cloud for a variety of things. Initially, the cloud was leveraged for agility so that you could create cost variability, you could step up and step down as and when you need the business and operating models. But thereafter, as digitally-native companies used it for innovation at scale, building innovation infrastructure, the cloud manifested into multiple purposes. In the times we're all living in, where resilience is very important, business continuity is very important, the cloud almost travels from agility, innovation to resilience. In fact, a large number of our clients have started to look at taking non-core services, and actually shifting them out as a service to companies like Infosys. In fact, you could actually shift a business function and potentially give it to a cloud services provider, which can actually enable it through a platform enabled on the cloud. The cloud, in conjunction with other digital technologies, can actually be much more powerful, and much more non-linear. A good example is telecom companies doing edge computing on 5G network. And this is going to be manifested by an extraordinary power in terms of confluence of digital technologies.

As operational spend for field technologies goes up, the cloud plays a big role, because field technologies want you to be virtualized. In many ways, our office setups which have now gone hybrid also manifests itself with a large consumption of cloud and virtualization on demand, which the cloud enables. So, in a way, the health crisis has started to accelerate digital journeys. And the cloud is the foundational pillar on those digital journeys. So, this sets the context of what the network effect of the cloud is – you can reimagine an enterprise, re-imagine the process, take away functions of the process which are not core, move from agility to resilience, power your innovation and create connected products in the market. And I'm going to speak about one or two such examples of Infosys clients who are doing this.

So, what does Cobalt constitute? Cobalt constitutes a set of assets, top down and bottom up. And on this specific instance, I'm going to talk about the top-down assets we are building before I come to the bottom-up. Industry solutions, platforms. In fact, the universe of companies like Infosys was all about the tech spend of enterprises. We are transitioning to the operations spend of enterprises powered by the cloud. And these platforms, which are actually born on the cloud, actually enable us to transition from tech spend to operations spend. Data, data-related platforms, data solutions, and a polycloud environment. What does polycloud do? The reality, as we go into a client-enterprise landscape is, we are going to find landscapes to be a hybrid multi-cloud environment. It

wouldn't as much be a single provider. And as this multi-cloud environments actually evolve, and that is real; 70% of the enterprises today are actually, actually thinking about multi-cloud hybrid environments. And as these hybrid environments are real, we have this very unique opportunity to orchestrate workloads across various cloud environments in a client landscape, in an enterprise landscape.

Now, orchestration means managing data, managing process, and managing applications on the cloud. And as cloud journeys evolve, enterprises will start to look at orchestration as a starting point, and they will start to look for interoperability. What I mean by interoperability is working between clouds where the data and the apps are in two different environments. And you actually create a mechanism for them to have an interplay. As cloud journeys evolve from interoperability, they would actually go to portability, which essentially means you are going to move applications from one cloud to the other cloud, you are going to move data from one cloud to the other cloud. So, this entire polycloud management layer is a part of a Cobalt structure. So platforms, solutions, industry templates, the polycloud infrastructure to straddle between a multi-cloud hybrid environment so that you could reimagine, you could reimagine the process data and, and content on the cloud. In in many ways, the re-engineering of an enterprise will be driven by a force multiplier, which the cloud can actually be able to.

Here is the view of the Cobalt community and in many ways, it is a bottom-up. And why is a bottom-up needed? A bottom-up is needed because a lot of our clients are looking at day-to-day problems to be solved by the cloud. And what we're doing here is we're curating day-to-day problems dealt by our project teams, and we're curating them into a service store. And, we have an engineering team, which makes sure that these reusable, repeatable business use cases or assets, as you call it, are kind of going through a filter. And they're curated by this central engineering team.

So we have 35-plus thousand people working on cloud related projects. And we've created 15,000 assets, 200-plus industry templates. And the idea of the cloud community, the Cobalt community, as we call it, we want to actually move best-in-class use cases into the service store with gold standards, but we also want our teams to draw from it. And as they draw these assets, you're going to find them to be various, you want to find them to be best-in-class so that it could be leveraged by every cloud project at Infosys. These communities will expand itself to retain organizations of our clients, because our clients actually need these more than us. And as our clients start to use these, they're going to be a part of these communities, because they're building innovation infrastructure at scale. Grassroots innovation will drive the leverage of the cloud and the network effect of the cloud, as we call it. We have a playground or an experimentation in infrastructure, so that our project teams, as well as our client organizations, can actually leverage the experimental infrastructure to solve more futuristic problems for our clients.

We are hoping that this would expand itself to our partners and thereafter, to a gig cloud worker in the market. And we are hoping that this could be the largest cloud community to drive innovation at scale for Infosys clients.

So, here is what the community also constitutes, in addition to all the assets we have built, in addition to the communities of our clients as well as our employees, it's also about the partner ecosystem. It's a very, very fast-moving, evolving space. So, we have hyperscalers, we have private cloud players, we have SaaS-based players, and we have

a large number of new-age, cloud innovation companies that are part of the network. One of the things large enterprises are looking forward to is the ability of a service provider to tell them what ecosystem needs to be embraced so that their cloud journey is top-notch. So, our endeavor is to bring this community, which is in some ways, we're creating a bridge of innovation network, which can actually access large enterprises, and large enterprises can access the innovation network as we, as we progress. So, this innovation network is going to be curated by the Infosys Cobalt community.

This is what our analysts are saying, and our analysts are saying that Infosys is transitioning cloud journeys from a lift-and-shift opportunity to a transformational opportunity. It is transitioning cloud journeys from the focus around just agility to straddling between agility and resilience, straddling into innovation, confluence of new-age digital technologies, a variety of things. Our analysts are saying the 200-plus industry blueprints are going to be a significant part of the acceleration of cloud journeys, which is the need of the hour. So, the initial feedback from industry analysts have been very, very positive.

So, we spoke about the possibilities. And here are some real stories. These are real stories of our clients who have leveraged the cloud to get the network effect. And I'm going to go through six of them, just to make my point. The first one is about a food and beverages company, which is unlocking real-time insights. And they have powered their data warehouse on Snowflake. And remember, we spoke about Snowflake as one of the new-age cloud product companies over the top, on top of the hyperscaler infrastructure. The possibilities are many. Because, once you actually have your warehouse on a hyperscaler infrastructure, on a platform like Snowflake, you could reimagine data. You could append third-party data, you could monetize your data for other companies to actually leverage and you could power it with a variety of things, so that you could get better insights.

The second one is one of our popular offerings called ESM Cafe, which is a set of industry micro-vertical templates on ServiceNow. It's an award-winning set of assets from Infosys. It's a part of a Cobalt repository. This is a consumer packaged food company, which used ESM Cafe, the industry vertical templates. Remember, ServiceNow is a low-code platform with just workflow, we built those templates above it. This particular implementation, we actually completed it in 13 working days, the speed at which we did it was almost attributable to the huge repository of assets we had on ESM Cafe.

The third one is a healthcare, Medicaid healthcare company in the US. As you know, Medicaid healthcare companies are in a constant path of M&A. This company wanted to onboard new members at rapid pace, both organic and inorganic, and we actually increased the speed at which they could onboard and therefore, therefore, the ability to go to market faster.

The next one is a manufacturing company, which is focused on building efficiencies. And we actually powered their distribution and logistics processes on Google Cloud. This company has made the logistics and distribution processes very agile, because they moved it to a hyperscale infrastructure. But they're starting to think about how they can take the products also onto the cloud. A manufacturing company using cloud to enable the manufacturing is one thing, it's a different thing to actually make connected products by enabling the products on the cloud. That's where this firm is directionally going to do.

The next one is a customer care platform, which we are building. During the health crisis, the customer care function is one of those functions which has gone completely virtual from a very physical, on-prem kind of function. Infosys is building a AI-first, cloud-first customer care platform to humanize customer experience. And we know that on the other side of the crisis, we're going to have customer care functions delivered out of homes of people through gig workers. And we're building a digital platform to be enable this.

The last one is a health insights platform on AWS for public health and human agencies. And I'm not going to spend a lot of time on this because we have right after this a video to what the health insights platform is all about. And this is very apt for the times we are living in. And I thought it'll be an exciting opportunity to present a little bit of detail about it through video.

Thank you again for listening to me. And we're very, very excited about Infosys Cobalt, the first cloud services brand in the market, and very excited about the fact that the cloud is going to have a network effect on enterprise landscapes and Infosys is orchestrating that change in large enterprises.

Thank you again for listening.

Analyst Meet 2020

November 11, 2020

SALES ACCELERATION AND FINANCIAL SERVICES DIGITAL TRANSFORMATION

Mohit Joshi
President
Martha King
EVP and Chief Client Officer

Mohit Joshi

Thank you, Kavea. And it's really a privilege to be here to talk to all of you about the transformation that we're driving from a sales perspective, and specifically some of the initiatives that we have from our financial services perspective, and specially one key partnership that we announced very recently.

So let me start. First, we have the safe harbor statement.

Then, moving on to the themes within the sales transformation, this is something that we have spoken to you about in the past as well. But essentially, we've got three market-facing strategy, which is a focus on Infosys delivering large deals, a focus on mining our largest and most important accounts, and finally, a focus on new client acquisition. But these three client-facing strategies are also supported by a significant amount of work that is happening within the organization to really enable the sales teams to be more effective. This draws on the larger digital transformation that is happening within Infosys as a group. And so some of the capabilities, some of the infrastructural solutions that we've created organization-wide, are being used very effectively from a sales perspective. And I will talk about it briefly in the slides to come.

But let me just start by giving you a snapshot of our performance from a large deals perspective. As you know, this has been a great area of focus for us for the past few years. And clearly, the results are spectacular. As you will see from this slide, we've had, significant acceleration over the past few quarters in the past few years. From a large deals perspective, specifically FY 2021 - just in the first half of the year, we've delivered over $3 billion in net new deals and close to $5 billion in overall large deal volume. Just as a point of comparison, just the net new large deal volume delivered in the first half of the year is actually greater than the total volume of larger deals we've delivered not so far back ago, just in FY 18. Again, the digital component of our large deals is very significant, it's over 50%. And we're also starting to see a significant acceleration in our large deal volumes and our large deal pipeline since the pandemic started. So while we're not sharing the exact pipeline numbers over here, I can assure you that based on the key themes that we've been working with our clients on the digital transformation pace, the

need to consolidate, we've seen an acceleration of the pipeline. And I think of it like a flywheel, right, we've got the flywheel turning initially. And now thanks to all the efforts that have been made, the flywheel is moving faster and faster.

As I move to the next slide, I just want to give you a perspective on what our thinking and what our actions have been over the past few months, and how we're thinking about the future. So I'm going to start at the bottom of the slide. When the pandemic hit us, there was a very concerted effort to make sure that the deals that we had in the pipeline, that we were in regular communication with our clients to make sure that these deals progressed. We wanted to make sure that we were able to address their concerns about transitions, that we were able to address their concerns about virtual onboarding, that we were able to demonstrate flexibility. Clients were clearly looking for protections in terms of insurance, in terms of business continuity, and it was important for us to bake it into the contracts. I'm happy to tell you that we were very successful, right, not just in terms of deal closures, but even in terms of offer acceptances. Our offer acceptances for the deals done since the pandemic started, have been over 90%, which really is a significant demonstration of the very strong employee value proposition brand that we have created.

Among other things, what we've also done is build targeted propositions that we are taking to our clients. We see that in the pandemic, clients are focused on changing the long-term shape of their cost curve. And this goes towards simplification. This goes to consolidation. This goes to a greater degree of automation. But clients are also very interested in moving forward on the digital proposition. And this goes to data, this goes to experience, this goes to the public cloud adoption. And so the themes that we have created reflect both of these propositions. I think, IT as a service, Device as a Service are propositions that are really very attractive to companies as they're facing uncertain revenues. And so moving them to more of a variable cost model, moving them from a CapEx to an OpEx model has been something that has given us a huge degree of success. And again, the propositions that you see on the right hand side of this slide are ones that we will be taking to our clients even in the months and quarters to come.

At the same time, as we've been building our client-specific propositions, we've also made sure that we're equipping our salesforce for this very new environment that we find ourselves in. So it goes towards buyer mapping how is the virtual selling cycle different from what it used to be pre-pandemic? How do we equip our teams to effectively engage with customers using our platforms when required? So our Infosys Meridian platform, for instance, has been a huge hit. It has been successful for us in engaging with our customers, in onboarding new teams, but also as a powerful platform for our own clients to use as they're looking for virtual showrooms. So we've worked with a very large auto manufacturer to showcase Meridian as a new virtual car showroom. We've worked with banks so that the Meridian capabilities can be used for virtual tellers or for virtual branches. We've also been using our Lex platform extensively for training our teams. And finally, communication has been the keystone of everything that we've worked on for the past few months. So it's consistent and clear communication to our sales teams, a regular cadence of review, so that we're building up the discipline when it goes towards our sales effort. So a very comprehensive strategy to build propositions to enable the team and to close the deals that we had in the pipeline.

Moving on to the next slide. Just to give you a perspective, beyond large deals, we've also been focused on our account expansion program. The account expansion program is

essentially a way for us to increase our share of the wallet for our top hundred clients and to increase our relevance. And so this goes towards the new digital propositions, making sure our teams understand this. We've created a special fund within the company, such that we're able to fund interventions that are required for our largest clients. These interventions go towards things like resource investments, towards building living labs, towards using external help where needed. And this comprehensive and targeted strategy of building out our largest clients is really paying off spectacularly. Apart from revenue growth, I can also tell you that our client feedback scores for our largest accounts have done extremely well. And so this targeted intervention that we have for our largest customers has also resulted in the number of hundred million dollar accounts going from 27 to 30. And this is a tangible validation of a strategy to increase client relevance and to increase wallet share.

Finally, talking about our new client acquisition strategy. We've seen with Vanguard and Siemens, two very significant relationships that we've opened up. That the new account program is very comprehensive, that goes towards increasing the size of our hunting teams, it goes towards building our new incentive models and a new compensation model that has been rolled out across geographies. It goes towards creating an ecosystem so that hunters can learn from each other. It goes towards building out propositions that our hunting teams can take to clients effectively. And finally, it goes towards building a powerful set of platforms that enable our hunters to spot opportunities. We're looking to build a sentient enterprise. And so to that regard, we've built a platform that sources data from a host of providers. So it's social media companies, it's media, it's executive movements, let's say on LinkedIn, it's our own internal information, it's information that we're getting from analysts, and provides really clear nudges and clear directions to our hunting teams about where large deals may be available, and the propositions that they should be reaching out to clients with. This is being used equally by the hunting teams and the farming teams, but as an example of the new digital tools that we've created, allowing our sales teams to be more effective. So that, in a nutshell, is a snapshot of everything that we're doing from a sales transformation perspective.

I'm now really pleased to hand you over to one of our newest colleagues, our Chief Client Officer, Martha King, who's joined us from Vanguard. And Martha will be talking to us about the new partnership with Vanguard and the digital transformation that we're driving there and about our ambitions for building out a large retirement practice within Infosys.

Thank you. And over to you, Martha.

Martha King

Thank you, Mohit. In July, Infosys and Vanguard announced an important partnership. This embodies the strategy that Mohit has outlined. Vanguard is recognized as the largest defined contribution asset manager in the US and one of the largest DC record keepers. For decades Vanguard propelled best practices and innovations that help steward the financial futures of millions of Americans who are saving for retirement.

As Vanguard thought about how to continue to innovate and serve plan sponsors and participants, they turned to Infosys, which as you all know, is a global leader in next-generation digital services. Infosys' tremendous capabilities, combined with Vanguard's capabilities in advice and client experience, are an incredibly powerful combination. This

relationship is a true partnership across operations, technology, and transformation. 1,300 operations and technology crew joined Infosys from Vanguard to help build Infosys' capabilities in the retirement space and to accelerate Vanguard's enhancement and evolution of their DC business.

As part of the partnership, Infosys is modernizing Vanguard's platform, building the first cloud-native record keeping platform and creating a new standard for the industry. The cutting-edge digital technologies and Infosys' CX capabilities, together with Vanguard, will dramatically improve the retirement savings experience for plan participants and plan sponsors. Our technology will allow for on-demand data and insights that would have been impossible to create in a legacy technology architecture. Across the two firms, there is a relentless client-first focus that comes together in a powerful way. We see this as a real partnership and a set of truly transformative changes for the industry.

I mentioned briefly before that as part of the Vanguard partnership, 1,300 employees transitioned to Infosys. Over the last three weeks, that experience has been seamless. All of us who transitioned are very excited to be Infoscions. It's been incredibly gratifying to experience first-hand the commitment Infosys has to bringing on talent in the regions where their clients are, and ensuring that we have the deep technical acumen needed to serve those clients well. It's also been incredibly impressive for me to see so closely the Infosys commitment to ongoing development. In particular, the Lex platform for learning is really something that's unparalleled in my career. I'm very impressed by it.

Moving on, these 1,300 people, alongside now many more tenured Infosys leaders and staff, are the foundation of our new global retirement Center of Excellence we're building. The CoE creates a physical presence near eastern Pennsylvania, which will be home to over 2,000 employees and it creates a global center of expertise in serving retirement clients. As many of you know, the retirement industry sees a real need for digital transformation. Firms are seeing margin pressure and are operating off of legacy technology and see rising expectations of digital experiences from their own clients. In the US alone, the DC industry supports over 9 trillion in assets and 110 million individual investors. With Vanguard as the anchor client, we see this as a place where Infosys can bring together a unique set of capabilities in the Mid-Atlantic retirement center to help future clients transform.

Let me share just two examples. Embedded in a CoE are teams dedicated to working with clients in living labs, where teams can prototype ideas or run joint hackathons to push the edge of what's possible. Outside of technology, we're building a strong bench of employees and a robust training program with real operational expertise in the retirement space. I'm incredibly excited to lead the retirement center of excellence and to build an even larger presence near many of our clients and enable Infosys to build on what are incredibly deep capabilities to serve clients in the critical retirement industry.

Thank you.

Analyst Meet 2020

November 11, 2020

M&A - ENABLING TRANSFORMATION, EXECUTING STRATEGY

Jayesh Sanghrajka
EVP and Deputy Chief Financial Officer

Good morning. Good afternoon. And good evening, everyone. And I sincerely hope all of you are doing well in these trying times.

Coming to the session on M&A, as we all know, it's no longer optional to have M&A as part of your growth strategy. Rather, it's absolutely critical to have an M&A as an integral part of your strategy.

Over the last few years, we have built a systematic M&A approach and a model that is repeatable with a lot of cumulative experience to create value from the same. There are three aspects to a systematic M&A approach: a right M&A strategy, identifying the right targets, successfully integrating and capitalizing on synergies. Over the next few minutes, I will take you through the Infosys approach to the same.

Our M&A strategy is in complete alignment to the Agile Digital strategy we outlined over two years back and has a three-pronged approach – strengthening service line or digital capabilities, deepening our vertical expertise and expanding our geo footprint. And if you look at all our acquisitions, these are in alignment to this strategy. For instance, Brilliant Basics, WongDoody, and the recently-acquired Blue Acorn are in experience space, strengthening Infosys' creative, branding and customer experience capabilities across UK and US. These also gets us an access to the CMO buying center.

In the accelerate space, which is the largest amongst the digital services for us, Fluido and Simplus strengthen our Salesforce capabilities in US, Europe and Australia. Similarly, the recently-acquired GuideVision, which specializes in offering strategic advisory consulting and support on the ServiceNow platform in Europe. Kaleidoscope Innovation is a great example of expansion in healthcare vertical, in engineering services, by strengthening presence in medical devices, consumer and industrial market across US.

Similarly, if you look at the joint ventures that we have done, these are all with a strategic plan in specialized platforms and strengthens our geo footprint. For example, Stater in mortgage platform and financial services in continental Europe, HIPUS in Japan, and iCompaz in Singapore are examples of geo focus and expansion.

The other areas like AI, data analytics, and cybersecurity, which is increasingly showing up on the CXO agenda, continue to remain areas of focus for us.

Let us look at few quotes and acknowledgments from industry analysts on our various acquisitions that we have done. They expect these acquisitions to help build capabilities and strengthen our digital services. And I'll pause here for a few seconds.

That brings us to the second aspect on how do we identify a target, and what do we look at when we evaluate a target. First and foremost is the cultural fit and alignment of vision. Culture, values and alignment of vision are very important as we look at people and companies to come on board. We believe these are founding stones and play a very significant role in success or failure of any acquisition. Secondly, we are always looking at assets that have a potential to become beachhead in the areas of their specialization and our key markets. We also try and do an early assessment of what will it take to integrate, be it go to market, business, IT, offerings etc. as we evaluate any target.

Valuation, returns and cash flows have also been very important to us. We've been very measured in the valuation that we pay. We've also tried and structured our purchase consideration as a combination of upfront and earnout as well as management incentive for retention bonuses. These structures ensure smooth transition, alignment of objectives and retention of talent and thereby achieving the targeted value creation over time. Last but not the least, the real success of any transaction is its ability to cross-leverage and cross-pollinate. We try and capture all possible synergies, including upselling, cross-selling, driving downstream revenues, cost optimization through offshoring, DNA optimization and so on. Every dollar matters and every dollar counts.

And there are various instances where we have been able to approach many engagements jointly and made a meaningful impact. For instance, WongDoody's early involvement and focused approach helped winning an engagement with a large pharmacy, where we created a vision for future, including modernization to deliver complete wellness, system automation that supports holistic view of customer health, and freeing up users' time to enable clinical delivery and personalized patient care.

In another instance, using WongDoody's experience capabilities, we built a solution for a large bank's corporate clients, mainly the treasurers. We provided a consolidated view of their accounts across the globe with respect to risk, liquidity, and personalized market intelligence, with recommendations.

Similarly, Fluido helped in creating a customer engagement transformation journey for an auto major, where we created a unified platform and bringing dealers, customers, operators and service agents on a single platform. We also enabled sales executives with advanced analytics with respect to pipeline, dealer net promoter score at their fingertips, enabling access to customer for products, spares over mobile and internet through e-commerce with an end-to-end integration to backend inventory. This resulted in a superior service delivery and a customer experience. And these are just few examples of the joint go to market and joint wins and deliveries that we have done leveraging some of our recent acquisitions.

And that brings me to the last but most important aspect of M&A, which is integration. Over the years, we have built a very comprehensive integration playbook. At the same time, we clearly understand that integration will have to be tailored to the need of each acquisition for it to be successful. These integration plans are carefully crafted, covers all aspects of integration from people, culture, sales, brand, delivery, systems, processes,

policies, etc. And there are different versions of it, depending on the need of each acquisition. We have set up a central team to oversee the integration process and capturing the synergies.

We also have a strong reporting and early warning process to address issues, if any, or plan deviations. And while doing all of this, we have always, always ensured, we set up a right structure, leverage the brand for differentiation, and most importantly, ensure agility to stay focused on growth. We believe a successful integration can create a multiplier effect. Using Infosys' platform, these companies can ride on our existing client base and expand across geos or industries. They can also leverage Infosys' strength of training, reskilling and the unique ability to quickly scale using our well-oiled engine that supports talent acquisition, expansion in newer markets and so on. We have successfully leveraged this framework for all our assets and we continue to do so.

To summarize, we have done 10 acquisitions, including three JVs, $800 million investment and on-boarded 2700 employees. These have helped us address capabilities gap where most of the talent is right in the market, doing upstream work that has helped us move up the value chain, driving downstream synergies, strengthen our ratings and positions in various service offerings, engage with different client centers, thereby increasing our share of wallet. And we continue to have a strong pipeline, adequate capital allocation, strong balance sheet as we evaluate various assets.

Thank you and look forward to continued interaction.

Analyst Meet 2020

November 11, 2020

ACCELERATING SHAREHOLDER VALUE AND ESG 2030

Nilanjan Roy
Chief Financial Officer

Good morning and good evening everyone. Hope all of you are doing well and are safe.

I'm going to cover two topics, the first one shareholder value creation and a connected topic on our ESG vision, which speaks to the larger shareholder value creation.

So if you see and as what Salil mentioned, around our consistent execution of our strategy, our growth rates over the last three years continues to be industry-leading. We were near double digit growth last year, and even in FY2021 – in the year of COVID in the first half. We are one of the only few large companies continuously showing growth on a year-on-year basis as well speaking to all the building blocks, which we put into place during 2019 and beyond in navigating our next strategy.

If you look at our operating margins as well, we made investments in 2018 and 19, around navigating our next – behind localization, our pyramids and large scale reskilling. We saw some impact of that in FY2019 and going into FY20. And clearly, our (operating margin) guidance last year of 21% to 23%, was demonstrating stability of margins. And, of course in this year, we have done better than that with some puts and takes which I will talk to you a bit later in my presentation. So all in all, I think this is a very competitive growth, competitive performance and we are quite pleased in terms of our track record of executing on our strategy.

If we look at the cost management exercise which we did at the beginning of COVID in the early part of March, these were under three buckets, looking at the uncertainty of the impact of COVID on our clients, on our own business model. The first was around what we call the cost deferrals. These were largely temporary deferrals which we did in terms of promotions for our employees, in terms of hiring, in terms of compensation hikes. And of course as you know, we have now rolled these back with pay hikes now coming into effect from Quarter 4. Promotions, of course, we kickstarted back in Q2 and hiring, of course, both on freshers and lateral talent has, commenced as well to support our volume growth.

The second which we call the more temporary benefits and the cost deferrals in terms of cost reduction. These are more active cost levers which we have deployed. Some of these of course, naturally because of COVID have come to the fore like travel and visa costs. But some we have actually worked on in terms of our marketing, brand building costs, facility costs, and other professional charges. We think some of these are on a more permanent basis – here to stay, as remote working picks up and some of these will, of course, come back as we open up these expenditures again.

And finally, our strategic cost levers which we've been always talking about around onsite-offshore mix, automation, subcontractor costs, operating leverage, which I will talk to you in more detail.

So if you see the first around AI and automation, I think, one thing is very clear as we look ahead. The AI element in our automation exercise becomes much, much more rigorous as well. If we need to get sustainable automation benefits, this has to be backed up by sustainable AI as well. We've talked about an example in front of you around how a typical bot has been built in our automation factory. A call lands in our call center, it's you know, on a ServiceNow platform, and our bot basically picks up what is the nature of that call, what was the intent of the call looking at past algorithms, and giving a resolution of what is the most likely resolution for such a call. We have built bot factory with about 3000 active bots and growing every day. This has been rolled out across our delivery teams who now can use these on similar activities rather than rewriting automation programs for each and every business case. So I think, on a sustainable basis this is leading edge practice. We have delivered over 20,000 FTE savings and repurposed them in over the last three years, both giving these back as savings to our clients or giving these back to the bottom line of the company.

The second initiative around our onsite mix. As you know, this is something we've been continuously looking at over the years and we're seeing a steady improvement. Part of this, in the last quarter was due to the COVID impact but we believe as we take new deals, new large deals, the proportion of work over the period of time that can be offshored, continues to increase and that's the trajectory we have seen. On the pyramid side, both on the onsite and offshore, historically onsite pyramids have been much steeper. But with our strategy on building out six innovation hubs in the US and in other geographies and our ability to hire freshers in mass from local community colleges, we believe we can continuously improve the pyramid both onsite and offshore and we have seen that continuing over the last six quarters as an index. We see that benefit as well flowing into the bottom line.

In terms of subcon costs, we continue to be one of the lowest in the industry in terms of utilization of subcons. And you can see the trends, we are down to 6.6% in our subcons. And our approach to subcons is actually not in terms of reducing the intake or the ingest of subcons into our businesses, but how fast we can replace these subons either through hiring or through replacement with our own employees. Subcons, as we know have a place in the business because of either talent shortage or in terms of lead times and therefore, we still believe it's important to get subcons into the business, but we try to rotate them out as fast as we can so that we can reduce the cost impact. And finally, on SGNA cost, we can see a continuous improvement through our operating leverage and we continue to invest back in frontline GTM and other frontline marketing activities with the benefits we get from operating leverage. So, through some of these examples of strategic levers, as we mentioned last year, we've delivered a target – we had a target of about $150 million, and this year we are well going to exceed that.

An important discussion point I think in lot of people's mind is what is this new remote working, working from home, working from everywhere, bring for the business model as well. Now, these are early days, but I think all in all the impact of this is quite beneficial to the larger IT services industry. While it needs to be seen in terms of what will be the real financial impact and that's something which will play out. But if you see from a positive

impact, I think most importantly, this will increase the availability of talent across and in all geographies which we operate in, both in India and onsite. The availability of getting more people from Tier 2, Tier 3 cities rather than just looking at Tier 1 cities where the hubs would be existing and where our DCs are. Similarly ability to attract more talent in terms of gender and giving that flexibility to women workforce to join the digital economy. We can also at the same time with remote working from home, and as you know, today, more than 99% of our work has been delivered over the last six months from home, thanks to our investments in agile and DevOps. And therefore, clients who would prefer to be in the same time zone can work out, we can work out of our innovation hubs, we can work out of nearshore locations as well.

As you know, travel is something which has seen a massive reduction and we've been able to pivot our go-to market on a virtual method. Mohit has talked about that in his presentation and you know, we've been able pretty much to sign up about $3.1 billion of large deals virtually through a video call. So I think that’s some of the benefits in the long run which we would be able to see.

And finally, in terms of facilities and infrastructure, we pride ourselves with our campuses. But over a period of time, we say that lot of the work can be done from home. In fact, as part of our ESG vision, we've announced that about a third of our work in the medium to a long term can be delivered from home and consequently, we would see some benefits of that onto our P&L as well. On the other hand, this work from home will still require investments, investments behind communication, behind IT infrastructure, behind communication platforms, behind collaborative tools as well. And, of course, this will require prior permission of clients on a sustainable basis. But I think, all in all, this is something which the industry can look forward to in the new ways of working in a hybrid model.

Moving on to our capital allocation policy. As you know, last year, we revised our capital allocation policy to pay out more money to our shareholders and to give more predictability in their returns. So we increased our payout from 70% of our free cash flow to 85%, and also over a period of five years, so that we can have a sustainable payout policy as well. Consequently, we have increased the focus in terms of our cash generation inside the company as you can see, with steadily increasing cash flows. And in fact, this year with a combination of higher margins, tighter working capital management and lower CapEx, we have been able to increase the first half of cash flow by over 60% on a year-on-year basis.

So consequent to that, if you see our dividends, we’ve been consistently increasing our dividends over the last few years. In fact, last year, we took a pause due to the uncertainty of COVID. But I think, we more than made up for that with a 50% increase in our H1 (FY21) dividend over the last year.

If we look at our overall shareholder returns, which is something we monitor very closely, this is also something which is inbuilt into our management compensation plans. We continue to lead in terms of our rolling three year TSR. This is both on a return perspective, 120% return over three years. I think industry-beating return, both in absolute and competitive returns as well. So this is something which we believe is as a result of this consistent strategy we have deployed and the building blocks on our navigating our next strategy, which is helping us win in the marketplace as well.

Moving on to our ESG, this is something we have just rolled out as you would have seen in our press announcements last week. Infosys has always been at the forefront in terms of sustainability and taking sustainability targets, which are ahead of the curve. Consequent to that we've also announced our ESG vision of 2030 and also meeting our carbon neutrality target in 2020, which is 30 years ahead of the target as per the Paris accord. We believe we are one of the few companies in the world to achieve this in terms of our holistic approach to carbon emissions and neutrality. And most of this, in fact, entire part of our carbon neutrality is met through community projects and not through carbon credit purchases.

Some of the highlights of our carbon neutrality is we've achieved about 25 million square feet of LEED Platinum rated infrastructure, our electricity across our campus about 44% of that is through renewable sources. And over the last 12 years, our per capita consumption of energy has come down by about 55%. Like I mentioned, our carbon neutrality is 30 years ahead of the targets that have been set by the Paris Agreement.

Some of the achievements on our larger ESG over the last 10 years. You're well aware of what we've been doing on our diversity. Now 38% of our workforce is women, 22% on the board as well. If you see our community record in terms of Infosys Foundation, we spend over $55 million a year across in terms of giving back to the community and supporting the UN SDG goals where we operate. On local talent, we have over 144 nationalities and nearly 92% of our hiring is of local origin. And rewards and recognition which we've seen across. Number one is from the UN. Again, one of the few companies, which received the UN Global Climate Change Award. We are part of a number of ESG ratings across the world, and also an ESG fund and this is what Infosys is a part of. As you also know in 2019, we were recognized by Forbes in terms of the global respected company list being number three, which is something we are very proud of.

Looking ahead in terms of 2030, I think we were very clear that our purpose and sustainability has to be deeply entwined with the way we do business in the long run. These two cannot be independently seen in terms of value creation and our sustainable purpose, which is why our 2030 vision is more holistic and speaks to all the three pillars of environment, social and governance. On the environment side, whilst we continue to profess carbon neutrality year-on-year, in terms of further stretching ourselves, we have decided to take absolute targets in terms of reduction of emissions, both on scope one, two, and three as well. Of the social dimension, I think two important parts in looking at our business model. One is of course reskilling and digital talent at scale. We are all aware of Lex platform where we train our own employees in digital skills. And we think it's important that we take this beyond our immediate employees, to our clients, our client's workforce, and of course, also to the population in countries in terms of students in colleges and high schools. And to that we are launching a new program in India on digital talent, which we will take across the country.

Similarly, in terms of diversity and inclusion, we are already one of the leading employers in terms of diversity at 38%, which we will take up during this period to 45%. On the energizing local communities, we've talked about one third of our work in future, we believe, can be delivered remotely where our employees are based and in a remote home environment, which we think like I mentioned earlier will help both in attracting new talent as well as helping in our workforce diversity and our cost structure.

Finally, on the governance and vision, two important call outs is on the data privacy, which is becoming very, very critical both for our employees and for our clients' data which we handle and how we will adopt leading practices on data privacy, and also on information management where we have information security practice, how we will work and adopt information practices which are leading across the world.

We think this ESG vision, which is quite path breaking in the context of the environment we operate, is something which we will continuously challenge and look forward to and wishing this can set a good milestone for other companies to follow in terms of their ESG visions as well.

So with that, I would like to wrap up my session for the evening and hand over to the moderator. Thank you.

Analyst Meet 2020

November 11, 2020

Q & A

Salil Parekh
Chief Executive Officer and Managing Director

Pravin Rao
Chief Operating Officer and Whole-time Director

Nilanjan Roy
Chief Financial Officer

ANALYSTS / INVESTORS

Surendra Goyal
Citi

Yogesh Aggarwal
HSBC

Rishi Jhunjhunwala
IIFL

Nitin Padmanabhan
Investec

Keith Bachman
Bank of Montreal

Pankaj Kapoor
CLSA

Sandip Agarwal
Edelweiss

Ashwin Mehta
Ambit Capital

Sandeep Shah
Equirus

Jamie Friedman
Susquehanna

Prashanth Kothari

Pictet

Parag Gupta
Morgan Stanley

Mukul Garg
Motilal Oswal Securities

Diviya Nagarajan
UBS

Manik Taneja
JM Financial

Bryan Bergin
Cowen

Apurva Prasad
HDFC Securities

Rishit Parikh
Nomura

Sudheer Guntapalli
ICICI Securities

Abhishek Shindadkar
Elara

Kavea Chavali

This is the time that all of you have been waiting for and let me also inform you all that while we may have limited time, we will try answering as many questions as possible. So, please keep posting your questions in the icon in the questions tab. So, what is we are going to do now is actually bring three of our speakers here on the hotseat to answer your questions. So may I please welcome Salil Parekh, Pravin Rao and Nilanjan Roy and let us have them all here at the hotseat. On that note attendees keep posting your questions, what we do first is get these questions that we already received from our attendees beforehand.

So, please let me start off with the first question. The first question is actually a common one that we received from Diviya Nagarajan from UBS and Rishi Jhunjhunwala from IIFL and the question is: we are now past the three-year mark that the management has set out for itself. So, what are the next step in terms of strategic directions and investments for the company?

Salil Parekh

Thanks for your question. The way we are looking now is we set our plan for three years we have been fortunate that the several decisions we made on digital, automation, reskilling, localization has all played out quite well and as you saw through the entire session. Many of those have resulted in good outcomes for the company over the past couple of years. At this stage with the COVID situation we are in the middle of even more acceleration. We are continuing our focus with digital with cloud and indeed with our program we continue to see more acceleration as we go through. The main focus really for us as we think about what the next three to five years would hold, you have heard from Nandan about the mega trends, that are propelling our industry, our clients and those are the trends that continue to dominate lot of the work that we are doing. But we are really happy with the digital and cloud focus that we have for now that is giving us a lot of growth.

Kavea Chavali

Thank you Salil for answering that and with that let me move on to the next question that is from Surendra Goyal from Citi and Surendra asked that given the expectations of growth returning to pre-pandemic levels and likely higher offshore what are your thoughts on the supply side for next year? With high utilizations and limited headcount increase, is there a risk that hiring picks up across the board and results in spike in attrition and high wage pressures?

Pravin Rao

Overall as you are aware the voluntary attrition has come down dramatically this quarter it was less than 8% as compared to over 18% about a year back. Definitely part of it is due to COVID and no demand, but a significant part of it is also due to various people initiatives that we have taken in the past few quarters. In addition we have gone to extra mile during the COVID pandemic, as Salil and myself talked about earlier in our presentation. People are very appreciative of it. So, net-net we expect, while the attrition will probably increase going forward, we expect it to be lower than typical attrition of 13% to 15% which we are normally comfortable, that is what we have taken in our model. And on the supply side we are fairly comfortable, we have about 16500 freshers joining us this year, next year we expect about 15000 freshers joining us as well. In terms of lateral we added about 2300 people globally. We are gradually ramping back on our recruitment so we will get the momentum in a quarter or so. So, I do not anticipate any challenges on the supply side, and we are well equipped to deal with the growth opportunity that will come our way.

Kavea Chavali

Thank you Pravin and we are getting a lot of insightful questions as well so let us move on to the next one and this is from Yogesh Aggarwal from HSBC. Yogesh says that over the next two to three years can we expect significant reduction in capex and hence the D&A? Even if we assume 20-30% of the workforce may WFH, that should lead to decent reduction in capex and hence D&A over the next few years. What will be the margin implications of the same?

Nilanjan Roy

Thanks Yogesh I think you bundled five questions into that, but I think firstly you have seen over the last few years we have steadily got the capex down as percentage of revenues. Clearly with work from home, the infrastructure element we said will come down. If you look at any company, spend on capex basically is due to infrastructure mostly and then there is the technology aspect as well. Of course with COVID the technology spend will go up as we start spending more on laptops, behind communications and behind such infrastructure tools – that part of capex has seen increase. But of course with work from home you will see the infrastructure element coming down; so I think the pivot, where today it is infrastructure heavy, I think that is going to flip around and overall it should have a positive impact on overall capex for the company. I think that is premature to say what will be in impact on margins that is ahead of us.

Kavea Chavali

Thank you Nilanjan. I think that has fairly answered Yogesh's questions and let me also inform the attendees please keep posting your questions in the question tab and with that let me now bring forward to the next question for you all. This is from Nitin Padmanabhan from Investec and Nitin is asking how does SAP's change in strategy impact the maintenance cost of the business considering SAP expects most of its clients to shift to the cloud by the end of 2022. So what could be the potential impact on the revenue?

Pravin Rao

This move from SAP or any ERP provider to cloud is very strategic, but it is also complex and typically these journeys are multiyear. As SAP is stating that it will end by 2022 – probably it is very ambitious and in fact I think by this time most enterprises would have started the migration and is in the middle of journey. In fact SAP for their core on-premise platform has extended support till 2027. So, I think there is a long time and SIs have a huge role to play in this migration as well – not only in terms of product selection, helping in roadmap, but they have a role to play in migration, they have a role to play in integration as well as we understand the landscape. So there is a huge opportunity for us and in fact the tech spend that we are talking about on maintenance – historically over the years it has started coming down because most of it we have been able to automate and we replaced it in our core. And as you are aware the core business is already shrinking and at the same time we are seeing opportunities in other part of the ERP in terms of helping them migrate to cloud and so on. So net-net it is a positive for us, positive for SIs and give huge opportunity and we do not anticipate any impact due to this.

Kavea Chavali

Thank you, Pravin. With that let us move on to the next question as well. This is from Keith Bachman from Bank of Montreal and the question is how does the management think about margin and revenue trade-off in both medium and long term?

Nilanjan Roy

I think in our mind there is no ambiguity, there is no dichotomy. We are very clear that we have to go and get the growth, that we have to go and get the margin and these are actually in parallel track. So, we have to go and win deals, get competitive growths, but at the same time have to go out and get inefficiencies weeded out of the organization, because inefficiency creep into all organizations. Therefore, as we have showed in our strategic lever, with cost on one hand we go deliver on the large deals, and as you can see the performance over the last few years – we have been able to show industry leading growth and also started improving our margins as well. In our business you could have comfortable deals which are not run efficiently and vice versa as well. You have to keep on going out and continuously rigorously look at every cost line, every project, quarter after quarter. So I think in that sense we are very clear we have to deliver on both.

Kavea Chavali

I think we are getting some interesting view points from over our three speakers and we are also getting some wonderful questions from our S&B, but that also brings me to the next question which is from Pankaj Kapoor from CLSA. Pankaj is asking do you think all these mega deals of the scale of Vanguard will come only once in a while and the market has now shifted more around sub $500 mn deal?

Pravin Rao

I think we are definitely seeing increasing interest in Vanguard kind of deals. These are deals which involve integration of tech and also element of transformation and we are seeing this interest across multiple segments. However, these deals are pretty complex, takes long time to come to a player. It also involves a lot of active shaping of the deals and in some cases co-creating, in some sense, the solutions of the customer. So while we may see few more deals of this kind, a significant percentage of large deals will continue to be $100 to $250 million range that we have seen in the past. That is what we are seeing so far.

Kavea Chavali

Thank you Pravin. That brings me now to the next question, and this is from Sandip Agarwal from Edelweiss. Sandip says that in every cycle we have seen that growth comes in a segment which typically is a small proportion of growth, but this cycle is extremely different, as it is riding on a segment which is already half of the business. So, what is your view on how impact on growth of this cycle relative to the past ones, how do you think it is different?

Salil Parekh

Here the growth is really driven from digital and you right pointed out and that gives us the ability to work with more and more clients in different industries. As long as the digital investments and the focus on the cloud is in the right area, if we can get that consistently right, make sure the investments are in the right direction, for example, all the acquisitions that we made, all the investments that we made to scaling up some business. There we can see growth sustaining itself, because as you rightly said almost half of our business is now digital which is growing at about 25% in last quarter.

Kavea Chavali

Thank you Salil. That also brings me to our next question. We have a got a question from Ashwin Mehta from Ambit Capital. How do you see the interplay between the digital gain and legacy

pressures to play out? Are we at the cusp of legacy pain subsiding and hence digital being more additive to growth; or market share gains is still the more relevant metric to watch out for?

Salil Parekh

I think, in our sense both the digital growth and the market share gain are relevant and I think Pravin described in one of the answers that there is a lot of work, which is focused on modernization of a massive estate which is now shifting in many ways to digital framework, digital landscape to bring on the cloud. So, that is directly the part of growth but overall market share is a critical metric as well and that is what we are positive about which is pushing our growth in the last two quarters which were critical in the global landscape.

Kavea Chavali

Thank you Salil. Time of our next questions. These are slightly lengthy questions so I am going to read them out slowly. This is from Sandeep Shah from Equirus and Sandeep is saying whether one can say that Infosys now has relations beyond CIO/CTO to CXO and board room of clients across most of the top 100 clients or still it is WIP and in that journey Infosys can target consulting part of the work in the value chain more than earlier?

Salil Parekh

Historically Infosys has always had very good set of relationship with CIOs, CTOs in the organization with other CXO and at the board level. Of course it is always in that sense in my mind work in progress because we want to do more and more expand that footprint and consulting is a critical element of that. We have a good consulting business. When more and more decisions are made by division heads, by CMOs, there is a whole buying centre within the HR organisations – so everything that we do is trying to gear towards building on the strengths of our relationships with CIOs and CTOs and trying to ensure and we address some of these which are technology enablement for other stakeholders.

Kavea Chavali

Thank you Salil. The next question is coming from Jaime Friedman from Susquehanna. Now there are two questions coming in. One, while Ravi mentioned $75 billion of spending by Microsoft, Amazon and Google, do you view that as a replacement cost coming from prior architecture or this is actually incremental spend. The second question is what do see as the future optimal onsite-offshore ratio?

Salil Parekh

So let me start with the first one. As Pravin said, the spend by the large public cloud players is really a twofold and from our perspective new spend because there are new players that are their clients. Nandan shared in his opening remarks that there are new companies which are cloud native and they have grown and the second is moving large enterprises from their existing in-house data centre, tech capabilities to the cloud capabilities. So in that sense it is not only a replacement, but it is lot of activity which is net new in that environment.

Pravin Rao

See in the last quarter our onsite offshore ratio came down dramatically and at 26% it is probably one of the lowest in the history of Infosys. Having said that it may be too early to predict where it will land, because in the last past few years we have had it in the narrow band of 28% to 30%.

There are several factors in play. One is of course because of the pandemic everything is now digital, everything is remote and we clearly established that everything can be done anywhere in the world. So that is one aspect of it. Second one is there is an increasing need for talent, because with all the transformation that is happing talent is key and India continues to have a huge growth from a talent perspective. So, there will also be demand for talent from India. Of course for some parts of the project work it is better if you are meeting the client face to face, whereas at the same time it depends on the mobility of talent, visa and other things. So there is that element as well and in the short terms as clients look at their transformation initiative they are also looking at the cost take outs and for them the offshore becomes attractive. So, there are multiple factors that play here and it is difficult for me to, at least at this stage, conclude a plan. From our perspective we are prepared. If we have more offshoring we are well equipped and because of our localized strategy we are pretty comfortable if we go back to the earlier level of 28% to 30%. We are definitely prepared but we will have to wait and watch as there are several factors at play here.

Kavea Chavali

Thank you Salil, thank you Pravin. Thanks for our next question as well and this is from Prashant Kothari from Pictet. What will be a better approach for future, is it driven by consulting or software or services itself? And do you think Infosys needs to change focus on either of these to service customers better?

Salil Parekh

I think each of those have a very attractive business model on their own. If you look at our software businesses and consulting businesses, they are doing well. I think we are very clear that our services model is extremely resilient. We demonstrated as you see we grown at 9.8% just before COVID and at 9% a year before. As Nilanjan was sharing with you before our margin profile was very attractive, last quarter it was over 25%. We are comfortable with this model, we are going to execute this model consistently. Of course we want to focus on what are the trends that are driving it that we shared, lot more on digital, lot of cloud, lot of data, cyber security and so on. But we also look at how to expand on what we can do to the clients with different client buying centers that we just discussed a few minutes ago. In that light, we will see more activity which is coming from consulting. We will also what we do with our Finacle business, more focused on scaling that up, but that is within the context of the overall Infosys business which is essentially is a service business.

Kavea Chavali

Thank you Salil. Thanks for our next question and this is from Parag Gupta from Morgan Stanley and the question is will the focus on increasing local talent dent the attractiveness of the biz model in offshore locations in the years to come? The question is more to do with talent acquisition in offshore locations.

Pravin Rao

We have thought of this localization journey 3 years back and during this period we have actually pivoted employee value proposition as well for India based talent and we have been able to recruit the best talent in the Indian market. I do not see any challenge with that. The kind of work we are doing, the opportunities in front of us, lot of disruptions happening, lot of positivity. And I am sure we should be able to continue to attract talent here in India despite relying on lot more of localization.

Kavea Chavali

Next question from Mukul Garg from Motilal Oswal Securities. With increasing automation and Cloud shift, which service offerings might by cannibalized by your software and hyperscaler partners? Are there any areas outside services domain currently where you see opportunity for yourself?

Salil Parekh

With each new technology wave there is more and more opportunity for Infosys because there is tremendous need at large enterprises to integrate on that and be an objective partner with them to work on their digital and their cloud journeys. From our perspective, we see all of these as great opportunities. You heard from Ravi earlier and Pravin answering one of the questions that these are the source of sales from which we can actually expand our footprint given the approach we put together for the cloud and given the approach we have to the new areas that are being developed. So while these are new technologies, some of them come with a view that reduces the overall focus for services for that domain. We see that across all of our domains, across all of our capabilities, there is more and more expansion of opportunities as long as the focus is in the right direction of digital and cloud.

Kavea Chavali

Thank you Salil. Let us move on to the next one. This is a common question from Diviya Nagarajan from UBS and Manik Taneja from JM Financial. You noted that you expect to revert back to pre-COVID revenue momentum. Should the accelerated digital adoption + share gains not result in better revenues than pre-COVID rates?

Salil Parekh

The way we look at it is we went into the COVID situation with very good momentum. We have shown during COVID, tremendous resilience especially from the way our delivery organization work, work from home has worked. We feel confident that we will be back to that sort of revenue momentum that we had before. Of course if the market allows the opportunities which we will be even faster. We are confident at this stage that we will have that sort of momentum.

Kavea Chavali

Thank you again Salil. Our next question is coming from Manik Taneja from JM Financial. How should we be thinking about the profitability of large deals like Vanguard where we are rebadging a significant amount of onshore delivery staff? We have seen in the past that such takeover deals have impacted margins at the segment/company-wide level.

Salil Parekh

Let me start with that and Nilanjan can probably add to it in terms of margin overall of the company. What we have seen is we have had several large deals and good growth in the way our sales has worked over the past three years. Yet last quarter margin was the highest we have seen in a very long time. There are strategic levers that Nilanjan mentioned that have been put in place and that helps us overall from a margin perspective. Nilanjan over to you

Nilanjan Roy

So when we bid for large deals, usually these are over three, five or seven years. For the entire lifecycle of these deals we see what is the cost profile, what cost you can take out over the entire period so definitely on day one we will not be able to say large deals will give you portfolio margin but we are very rigorous that we have milestones as we look for large deal. Whatever strategic levers we can deploy and we talked about those in automation, on onsite offshore pyramid, our entire talent base, agile devops and therefore we have a number of ammunition in our armoury, basically over the deal cycle to make these large deals trend towards the overall portfolio of the company. So I think we are very clear we would not sacrifice profitability, we have already mentioned that. We will go and get the growth and we will at the same time optimize cost.

Kavea Chavali

Thank you so much Nilanjan and Salil. We will quickly move to the next one. This is from Bryan Bergin from Cowen. The question is do you expect the vendor consolidation most providers have cited to result in broader industry consolidation amongst the service providers?

Salil Parekh

Let me start responding to that. We definitely see consolidation becoming more and more critical in the discussions that we are having with clients, what we have noticed is over the last 6 month during this COVID situation, the way we delivered for our client the way our digital infrastructure has worked, the way we were able to mobilise with speed to work from home, our own agility has resonated with clients that coupled with a very long history over the last 10, 15 to 20 years of absolutely solid delivery and the relationships that we have we are seeing some discussions with the clients on more consolidation. My sense is those discussion will play out over the next few quarters and I think we will be the beneficiaries of those discussions from other tiers some of them large and some of them small.

Kavea Chavali

Thank you Salil. Moving on to the next question again, this is by Apurva Prasad from HDFC Securities. As the tech value migration moves to hyperscalers & SaaS, what's the SI multiplier opportunity over the hyperscaler & SaaS ecosystem

Salil Parekh

I think I do not have one specific number which will get fixed easily in the model unfortunately. What I am very clear is the massive multiplier for any work that is going on SaaS and now we have seen with more of public cloud players there is a very good multiplier because there is tremendous work not only for migration but for integration and then ongoing which is stream of work for making changes on the usual application landscape. In addition to that, there are also activities which are related to private cloud and hybrid cloud and Ravi touched upon it. It has given us much more work which we do with our large enterprises which relates to system integration and really bringing all of that together for the benefit of our client. So we are extremely positive on that, all of these tech trends the hyperscalers, SaaS, private, hybrid cloud are giving us more and more opportunity for work.

Kavea Chavali

Thank you Salil. The next question comes from Rishit Parikh from Nomura. With the recent uncertainty around US corporate tax rates and the possibility of a surtax on offshoring what is your

initial sense on IT budgets in the coming years and could we see delays or deferrals over the coming quarters until some clarity emerges?

Salil Parekh

So far we have not seen anything which has impacted decision making delays. Of course many of these announcements were recent, and there are possibility of changes. We will see how that plays out. What has happened fundamentally, because the digital work is becoming more existential for clients that spend is not so much to improve efficiency or impact the costs. It is really to drive growth for the large enterprises. So in that sense, we feel that it will be quite positive notwithstanding some of the other dynamics in the market.

Kavea Chavali

Thank you again Salil. We are now moving to our penultimate questions, because there is only time for the last two questions. This is coming from Sudheer Guntupalli from ICICI Securities. Our plans of hiring an additional 12,000 local employees in US by 2022 – Will we rethink this strategy or relook at the timelines given that the approach of the president elect on the visa issue appears to be more liberal?

Salil Parekh

The focus we have put on this is to really to build a lot of business model resilience in the way we are looking at our business. Pravin shared with you earlier, and Ravi shared with you our digital centres that we have built. Nilanjan discussed local pyramid in US. My own sense is the changes that we see in the political landscape are not going to make a change in the way we do our business in the short term. Our focus remains more and more on the localization.

Pravin Rao

I think as Salil has mentioned it is early days to see what the approach of the new regime is towards visa and by and large many of the things we saw during the Trump regime had bipartisan support as well. I have also said looking at digital gap and what is happening in US, it does not make any logical sense but obviously when there are other factors at play, it is highly unlikely that we will ever see going back to the pre-Trump days of visa regime. We may see some changes from the Trump regime, but it will not go back to the old pre-Trump days. I think from a strategic perspective our approach of localization is probably the right one and this is what we anticipated about three years back and we are seeing huge success and we have benefited from it and it is likely to continue.

Kavea Chavali

Thank you Pravin and thank you Salil. This is our last question for the evening and this is coming from Abhishek Shindadkar from Elara. Infosys talked about $500 billion of cloud spend and last year you articulated that ecosystem spend mix is 1:3.5x. Would that mean the Indian IT industry and Infosys could witness mid teen revenue growth over the next two to three years?

Salil Parekh

There I think it is very difficult for me to say what the industry would grow at. We are very clear that if we see good overall tech environment, because of the changes that you just described, due to the cloud spend, the digital transformation – we remain confident and comfortable that we will come back to the same momentum once we are beyond the COVID situation.

Kavea Chavali

Thank you again, Salil. We have actually come to the end of the open house Q&A with Salil, Pravin and Nilanjan. First, I would like to thank the three of you for answering all. It seems to be very interactive. Thank you very much.